UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

255104101

(CUSIP Number)

Rogers & Hardin LLP

229 Peachtree Street, N.E.

2700 International Tower

Atlanta, GA 30303-1601

Attn: Lori A. Gelchion

(404) 420-4646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 255104101

1.	NAMES OF REPORTING PERSONS John F. McMullan I.R.S. Identification Nos. of above persons (entity only):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 249,698.4235
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 249,698.4235
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,698.4235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**Represents approximately 3.6% ownership based on 6,949,104 shares of Common Stock outstanding as of October 5, 2021, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on October 20, 2021.

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CUSIP No. 255104101

1.	NAMES OF REPORTING PERSONS Camden Real Estate Company I.R.S. Identification Nos. of above persons (entity only): 59-1913586
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,866.2811
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,866.2811
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,866.2811
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%***
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

***Represents approximately 0.7% ownership based on 6,949,104 shares of Common Stock outstanding as of October 5, 2021, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on October 20, 2021.

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Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2021 (the “Original Schedule 13/D”) to reflect a gift of common stock (the “Common Stock”) of Diversicare Healthcare Services, Inc. (the “Issuer”) made by one of the Reporting Persons on October 22, 2021 and to disclose that the Reporting Persons, together as a group, own less than 5.0% of the outstanding Common Stock. All capitalized terms used herein but not otherwise defined herein shall have the meanings described to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	See pages 2 and 3 of this Amendment No. 1.

The Reporting Persons, together as a group, own 297,564.7046 shares of Common Stock which constitutes approximately 4.3% of the outstanding Common Stock based on 6,949,104 shares of Common Stock outstanding as of October 5, 2021, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on October 20, 2021.

John F. McMullan, individually, owns 249,698.4235 shares of Common Stock which constitutes approximately 3.6% of the outstanding Common Stock based on 6,949,104 shares of Common Stock outstanding as of October 5, 2021, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on October 20, 2021.

Camden Real Estate Company, individually, owns 47,866.2811 shares of Common Stock which constitutes approximately 0.7% of the outstanding Common Stock based on 6,949,104 shares of Common Stock outstanding as of October 5, 2021, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on October 20, 2021.

(c)	On October 22, 2021, John F. McMullan transferred as a gift 75,000 shares of Common Stock to a 501(c)(3) non-profit organization in a private transaction. Mr. McMullan did not receive any compensation from the recipient in connection with such transfer.

(e)	On October 22, 2021, the Reporting Persons, together as a group, ceased to be the beneficial owners of more than 5.0% of the outstanding Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

/s/ John F. McMullan
JOHN F. MCMULLAN

CAMDEN REAL ESTATE COMPANY

By:	/s/ John F. McMullan
Name:	John F. McMullan
Its:	President